22004536

Washington, D.C. 20549

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SEC FILE NUMBER
8-47577

FEB 28 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Victory Capital Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road, 4th Floor
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher A. Ponte	(216) 898-2458	cponte@vcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

950 Main Street, Suite 1800	Cleveland	Ohio	
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christopher A. Ponte, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Victory Capital Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHELBY HOGE
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Medina County
My Comm. Exp. 9/30/2023

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2021

Victory Capital Services, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Christopher A. Ponte
Principal Financial Officer
Victory Capital Services, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2458

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Services, Inc.
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

Victory Capital Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2021

Contents

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Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Victory Capital Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Services, Inc. (the Company) as of December 31, 2021, the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity

EY
Building a better working world

with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

February 25, 2022

Victory Capital Services, Inc.

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	4,803,266
Intangible assets		2,300,000
Distribution fees and commissions receivable		1,186,343
Due from affiliates		566,124
Prepaid C share commissions		763,489
Prepaids and other assets		92,012
Total assets	$	9,711,234
Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	2,127,484
Due to affiliates		612,860
Other liabilities		48,338
Deferred tax liability		426,958
Total liabilities		3,215,640
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		3,591,753
Retained earnings		2,903,840
Total shareholder's equity		6,495,594
Total liabilities and shareholder's equity	$	9,711,234

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Income

Year Ended December 31, 2021

Revenues	
Distribution and related fees	$ 28,703,471
Intercompany support fees	1,467,214
Commissions, net	215,781
Contingent deferred sales charge	19,752
Interest income	15,198
Total revenues	30,421,416
Expenses	
Distribution and related expenses	26,007,656
Intercompany service fees	759,598
Professional fees	461,724
Other expenses	172,483
Total expenses	27,401,461
Income before taxes	3,019,955
Provision for income taxes	726,638
Net income	$ 2,293,317

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2020	$ 1	$ 3,591,753	$ 2,610,523	$ 6,202,277
Dividends paid, $20,000 per share	-	-	(2,000,000)	(2,000,000)
Net income	-	-	2,293,317	2,293,317
Balance at December 31, 2021	$ 1	$ 3,591,753	$ 2,903,840	$ 6,495,594

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 2,293,317
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	86,974
Amortization of prepaid C share commissions	606,648
Changes in operating assets and liabilities	
Increase in distribution fees and commissions receivable	(11,531)
Increase in due from affiliates	(30,555)
Increase in prepaids and other assets	(39,084)
Increase in prepaid C share commissions	(819,309)
Increase in distribution fees payable	86,545
Increase in other liabilities	1,780
Increase in due to affiliates	297,350
Net cash provided by operating activities	2,472,135
Cash flows from financing activities	
Dividends paid	(2,000,000)
Net cash used in financing activities	(2,000,000)
Net increase in cash	472,135
Cash, beginning of period	4,331,131
Cash, end of period	$ 4,803,266
Supplemental cash flow information	
Cash paid for income taxes	$ 652,004

See accompanying notes to financial statements.

1. Organization

Victory Capital Services, Inc. (the "Company") is a wholly owned indirect subsidiary of Victory Capital Holdings, Inc. (VCH or the "Parent") and a wholly owned direct subsidiary of Victory Capital Operating, LLC (VCO). VCH's common stock is listed on the NASDAQ Global Select Market under the symbol "VCTR." The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also registered with the Municipal Securities Rulemaking Board (MSRB), the regulatory body for the municipal securities market.

On November 23, 2021, FINRA approved the Company's Continuing Membership Application to become an introducing broker-dealer. New brokerage services have not yet begun, and the Company operated as a limited purpose broker-dealer throughout 2021.

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, USAA Mutual Funds Trust[1] and the mutual fund series of the Victory Portfolios II (collectively, the "Funds"), as well as for municipal fund securities issued by the Nevada College Savings Trust Fund under the USAA 529 Education Savings Plan. The Funds are managed by Victory Capital Management Inc. (the "Advisor"), another wholly owned direct subsidiary of VCO. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares. The Company serves as placement agent for certain private funds managed by the Advisor, including the THB Small Cap Fund, LLC and the Victory Hashdex Nasdaq Crypto Index Fund, LLC. The Company has also entered into a placement agreement with Alderwood Capital LLP ("Alderwood"), the operating subsidiary of a company in which VCM holds a 15% equity interest, for a private fund managed by Alderwood.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of Federal Deposit Insurance Corporation insurance limits.

Revenue Recognition

The majority of the Company's revenue is earned from two customers: the Funds and the Advisor. Both customers are domiciled in the United States and substantially all services provided by the Company relate to open-end mutual funds.

[1] USAA is a trademark of United Services Automobile Association and is being used by the Parent and its affiliates under license. The Parent and its affiliates are not affiliated with USAA or its affiliates.

2. Significant Accounting Policies (continued)

Distribution and related fees

The Company receives fees for sales and sales-related services provided under Distribution Agreements (the "Agreements") between the Funds and the Company. The Agreements continue in effect until terminated by either party. There are no direct costs incurred to obtain these Agreements. The Company satisfies its performance obligation under the Agreements at the point in time when the sale of a share in the Funds occurs. The Company receives 12b-1 fees from the Funds for shares sold which are still outstanding.

Revenue related to the Agreements is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution and related fees represent variable consideration as it is calculated based on assets under management in share classes covered by the Funds' 12b-1 plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Revenue is recognized monthly as these uncertainties are resolved, and due to this delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of 12b-1 fees from the Funds are received twice a month, in arrears.

The Company has contractual arrangements with third parties to assist with its provision of certain distribution services. 12b-1 fees are paid by the Company to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fee revenue pursuant to the Agreements. Distribution fees not paid to selling brokers may be used to support other distribution related activities as allowed under distribution plans that have been adopted by the Funds. Distribution-related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Management evaluated the Agreements with the Funds and agreements with third parties and other broker-dealers and determined the Company controlled distribution services provided to the Funds and acts as principal service provider to the Funds. 12b-1 revenue is recorded gross of the related third-party costs in distribution and related fees in the Statement of Income. 12b-1 expense is recorded in distribution and related expenses in the Statement of Income.

Contingent Deferred Sales Charge Revenue (Class C Shares)

The Funds maintain a multiclass structure, including participating funds offering Class C shares, which are back-end load shares. For the first year after the Class C share is purchased, the Company retains 12b-1 fees paid by the participating C share funds. This revenue is calculated as 1.00% of the average daily net asset value of the Class C shares.

2. Significant Accounting Policies (continued)

After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third-party dealers and institutions based on the average daily net assets of Class C shares per contractual agreements with those parties for the provision of certain distribution services.

If the Class C share is sold by the investor before the twelve-month period ends, the Company recognizes contingent deferred sales charge (CDSC) revenue equal to 1.00% of the lower of sale proceeds or the original offering price. CDSC revenue is included in contingent deferred sales charge in the Statement of Income.

The Company may pay upfront commissions at the time of sale to dealers and institutions that sell Class C shares of the participating funds. The sales charges are dictated by the prospectus and statement of additional information and are a direct cost of selling Class C shares. Commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The obligations related to the selling of Class C shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. Upfront payments to a dealer or institution for the sale of Class C shares are capitalized by the Company and the cost is amortized over a twelve-month period. The amortization of prepaid C share commissions is recognized in distribution and related expenses in the Statement of Income.

<u>Commissions, net</u>

The Funds' multiclass structure also includes participating funds offering Class A shares, which are front-end load shares. The sales charges are dictated by the prospectus and statement of additional information and depend on the total value of shares being purchased. Front-end sales charges are paid by investors purchasing Class A shares, and the dealer executing the sale retains the majority of the upfront commission and remits a portion to the Company. The sales charge received when the dealer executes the sale is fixed consideration and not subject to reversal, even if the shareholder holds the shares less than one year. The obligations related to the selling of Class A shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. The Company acts as an agent and recognizes as net revenue the portion of front-end commissions received from dealers in commissions, net in the Statement of Income.

<u>Intercompany Support Fees</u>

The Company provides ongoing support services to the Advisor and the Advisor's personnel pursuant to a distribution support agreement between the Company and the Advisor. The Company satisfies its performance obligation over time. Intercompany support fees are recorded on a monthly basis and are paid one month in arrears. The calculation of the monthly fee includes both a fixed and variable portion. The variable portion is substantially larger than the fixed portion and is calculated as a percentage of month end assets of the Funds.

2. Significant Accounting Policies (continued)

There are no costs associated with obtaining or fulfilling the contract. The revenue is recorded in intercompany support fees in the Statement of Income.

Allowance for Credit Losses

The Company estimates expected credit losses for financial assets under the current expected credit losses (CECL) model. The CECL analysis is performed on a pooled basis for financial assets that share similar risk characteristics and considers risk of loss even if that risk is deemed remote. The Company considers actual collection history, current conditions and future financial forecasts in estimating expected credit losses. The Company's distribution fee receivables and commission receivables represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk. There were no changes in estimates of expected credit losses during 2021 and at December 31, 2021, the allowance for credit losses was deemed de minimis.

Segment Reporting

The Company operates in one business segment that serves as distributor and underwriter for the Funds. The Company's determination that it has one operating segment is based on the fact that the Chief Operating Decision Maker reviews the Company's financial performance on an aggregate level.

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Indefinite-lived intangible assets include contracts for distribution services where the Company expects to, and has the ability to, continue to distribute these funds indefinitely, that have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. As of December 31, 2021, the Company performed the qualitative assessment and determined it was more likely than not that the fair value of its intangible assets was greater than its carrying value and therefore no impairment was identified.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

2. Significant Accounting Policies (continued)

Actual results could differ from those estimates.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Income taxes included in the Statement of Income are summarized below.

Current Expense:	
Federal	$ 521,160
State	118,504
Total current expense	639,664
Deferred expense:	
Federal	73,666
State	13,308
Total deferred expense	86,974
Income tax expense	$ 726,638

The Company's effective tax rate for 2021 was 24.1%. The difference between the provision for income taxes and the amount computed by applying the statutory Federal tax rate of 21.0% to income before taxes as of December 31, 2021, is as follows:

Federal income tax at U.S. statutory tax rate	21.0%
State income taxes, net of federal tax benefit	3.6%
Other	(0.5%)
Total income tax expense	24.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2021, the Company had no deferred tax assets. The Company's deferred tax liabilities as of December 31, 2021, are as follows:

Deferred tax liability – Prepaid C share commissions	$ 187,207
Deferred tax liability – Intangible assets	239,751
Total deferred tax liability	$ 426,958

3. Income Tax (continued)

As of December 31, 2021, U.S. federal income tax returns for 2018, 2019 and 2020 are open and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2017 to 2020. The Company has analyzed its tax positions for all open years and has concluded that no additional provision for income tax is required.

At December 31, 2021, the Company had a net payable of $133,214 to the Parent for federal and state income taxes which was composed of amounts recorded in due to affiliates and due from affiliates in the Statement of Financial Condition. The net balance payable to the Parent was settled in full in February 2022.

4. Related-Party Transactions

The Company provides various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as intercompany support fees revenue in the Statement of Income.

The Advisor provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as intercompany service fees expense in the Statement of Income.

Related-party support and service fee transactions are settled monthly, in arrears, via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company and amounts due to the Advisor by the Company are settled on a quarterly basis. Income tax allocated from the Parent is recorded as an intercompany liability and is generally settled on a quarterly basis for federal income taxes and annually for state income taxes.

During the year ended December 31, 2021, the Company paid dividends of $2,000,000 to VCO.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities in the Statement of Financial Condition.

4. Related-Party Transactions (continued)

A summary of the balances and transactions involving related parties appears below.

	As of December 31, 2021
Related-party assets:	
Intercompany support fees receivable	$ 161,771
Income taxes receivable	14,251
FINRA prepayments and other receivables from affiliates	390,102
Total related-party assets	$ 566,124
Related-party liabilities:	
Income and other taxes payable	148,278
Intercompany service fees payable	129,023
Other payables to affiliates	335,559
Residual 12b-1 fees received from Victory Portfolios II	13,754
Total related-party liabilities	$ 626,614

	For the Year Ended December 31, 2021
Related-party revenue:	
Distribution and related fees	$ 28,703,471
Intercompany support fees	1,467,214
Related-party expense:	
Intercompany service fees	$ 759,598

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

At December 31, 2021, the Company had net capital under the Rule of $2,198,807, which was $2,012,895 in excess of its minimum required net capital of $185,912. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was 1.27 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 25, 2022, the date of the filing of the report. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements other than those disclosed herein.

Supplementary Information

Victory Capital Services, Inc.

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2021

Total shareholder's equity from statement of financial condition		$ 6,495,594
Deductions for nonallowable assets		
Intangible assets	$ 2,300,000	
Prepaid C share commissions	763,489	
Due from affiliates	566,124	
Distribution fees receivable	575,162	
Prepaids and other assets	92,012	4,296,787
Net capital		$ 2,198,807
Total aggregate indebtedness		$ 2,788,682
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 185,912
Excess net capital at 1,500 percent		$ 2,012,895
Excess net capital at 1,000 percent		$ 1,919,939
Percentage of aggregate indebtedness to net capital		127%

Reconciliation with the Company's computation of net capital as of December 31, 2021

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 26, 2022	$ 2,194,380
Adjustments	
Decrease in prepaids and other assets	4,428
Other (net)	(1)
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 25, 2022	$ 2,198,807

Victory Capital Services, Inc.

Schedule II - Computation for Determination of the Reserve Requirements Under Exhibit A of SEC Rule 15c3-3

December 31, 2021

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Computation of Determination of the Reserve Requirements is not required.

Victory Capital Services, Inc.

Schedule III - Information Relating to the Possession or Control Requirements to SEC Rule 15c3-3

December 31, 2021

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Information Relating to the Possession or Control Requirements is not required.

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Victory Capital Services, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Services, Inc. Exemption Report, in which Victory Capital Services, Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021 without exception.

Management is responsible for compliance with 17 C.F.R § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

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This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2022

VictoryCapital SERVICES

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2458 • vcm.com

Victory Capital Services, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2021

Victory Capital Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.
>
> The Company is permitted to complete business activities per the membership agreement that would fall under the exemptive provisions in 17 C.F.R. § 240.15c3-3 under Subparagraph (k)(2)(i) & (k)(2)(ii). The Company had no such activity in the most recent fiscal year.

Victory Capital Services, Inc.

I, Christopher Ponte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Principal Financial Officer

February 25, 2022